Corresp

VIA EDGAR AND FEDERAL EXPRESS

October 30, 2006

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                               USANA Health Sciences, Inc.

Form 10-K for the year ended December 31, 2005

File No. 000-21116

Dear Mr. Rosenberg:

We received the Staff’s Oral Comments on October 6, 2006 with respect to the above-referenced Form 10-K.

USANA’s responses set forth in this letter are numbered to correspond to the three oral comments received from the Staff.  All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form 10-K.  For ease of reference, we have set forth the Staff’s oral comments and USANA’s response for each item below.

1.              Please provide us with the revisions to the compensation plan description that you plan to make in your upcoming 2006 Form 10-K.  Please ensure that you provide us with revisions for all areas of the filing where the compensation plan was discussed.

USANA’s Response:

Proposed 2006 Form 10-K Business Section — Reference to Compensation Plan

The Compensation Plan provides several opportunities for Associates to earn compensation, provided they are willing to consistently work at building, training, and retaining their downline organizations to sell USANA products to consumers. We believe this Compensation Plan is distinctive for its weekly distributions and equitable payouts, which are designed to create appropriate incentives for the sale of USANA products.  Associates cannot simply recruit others for the purpose of developing a downline and earn income passively, depending solely on the efforts of their downline.  Each Associate is required to purchase a certain amount of product each month (“Qualifying Purchases”), which they must either resell to consumers or personally use, in order to be qualified to earn commissions or bonuses under USANA’s Compensation Plan.  Associates do not earn commissions on these Qualifying Purchases.  The purpose of our Compensation

Plan is to reward Associates for actively selling our products and for recruiting and retaining others to sell our products.

Associates can earn compensation primarily in four ways:

•                  Generating sales volume points based on product sales of their downline organization;

•                  Participating in a leadership bonus pool based on certain performance requirements;

•                  Purchasing products at wholesale prices from USANA and selling them to consumers at higher retail prices; and

•                  Through Company-sponsored promotions and contests.

As an Associate successfully expands his or her downline sales organization and as those in the downline also successfully expand, the Associate can receive higher commissions.

Proposed 2006 Form 10-K MD&A — Reference to Compensation Plan

Associate incentive expenses are incurred only by the Direct Selling segment and represent the most significant expense for this segment at XX% of net segment sales in 2006.  Associate incentives include commissions and leadership bonuses that are paid weekly, based on sales volume points.  Compensation paid to our Associates for promotions and contests are also reported as a component of Associate incentives.  Products are assigned a sales volume point value that is independent of the product’s price.  Associates earn commissions based on sales volume points generated in their downline sales organization.  Products such as our starter kits and sales tools have no sales volume point value, and commissions are not paid on the sale of these items.  Although insignificant, an Associate may earn commissions on sales volume points generated from personal purchases that are not considered to be part of their Qualifying Purchases.  Commissions paid to an Associate on their own personal purchases are considered a sales discount and reported as a reduction to net sales.

2.              Please clarify your assertion that “commissions and bonuses are generally paid on sales in each Associate’s downline sales organization” by stating that they are “only” paid on downline sales or telling us the exceptions causing you to say “generally”.

USANA’s Response:

Under USANA’s compensation plan, an Associate must “activate” their business to be eligible to begin earning commissions.  Activation occurs when an Associate purchases product with a minimum sales volume point value of 150 or more. Once an Associate activates their business, he or she is eligible to earn commissions for four weeks.  To maintain eligibility to earn commissions after that point, an Associate must purchase product with a minimum sales volume point value of 100 during the most recent four-week period.  While there is no requirement that an Associate purchase product to remain an Associate or to permit him or her to make retail sales of USANA products, each Associate must purchase product at the aforementioned activation and eligibility levels (“Qualifying Purchases”) to earn commissions under USANA’s Associate compensation plan.

Commissions are not paid to the purchasing Associate on the above mentioned Qualifying Purchases. Rather, Associates earn commissions on sales volume generated through purchases from their downline sales organization.   In addition to these qualifying purchases, Associates may also make purchases that are not considered Qualifying Purchases.  Sales volume points on these non-Qualifying Purchases are captured as a component of the total volume from the Associates downline sales organization, thus resulting in commissions being paid to the purchasing Associate.

For accounting purposes, commissions paid to the purchasing Associate on his or her own orders will be captured and reported both as a reduction to both net sales, in the form of sales discounts, and a reduction to Associate incentive expense.  Qualifying Purchases, however, comprise the vast majority of all Associate purchases in USANA’s compensation plan.  We have paid an immaterial amount to our Associates based on what they have personally purchased.  The result of the proposed reclassification does not impact earnings from operations, net earnings, or earnings per share.

We have used the word “generally” when we have stated that “commissions and bonuses are generally paid on sales in each Associate’s downline sales organization”, because the payment of commissions comprises more than 90% of all incentives paid to our Associates.  Other incentives, as noted in our response to question 1 above, include leadership bonus and rewards for certain contests and promotions.

3.              Regarding the additional analysis seeking a closer approximation of historical compensation plan payouts, please tell us whether the analysis could result in amounts in excess of the “maximum adjustment for sales discount” included in your response.  If so, please further describe the component of the compensation plan that was identified as representing sales discounts and tell us what you are doing to accurately account for these sales discounts now and in the future.

USANA’s Response:

We have reviewed our methodology internally and do not believe that the maximum amount of the sales discount is higher than what has previously been communicated to the SEC.  We consulted with our independent public accountants, Grant Thornton LLP, on October 18th regarding this issue.  Grant Thornton’s preliminary response is that the methodology and amount appear to be reasonable, but the proposed reclassification for the current year and past years will be subject to further review in the upcoming year-end audit.

We have developed a methodology that allow us to extract historical and current information that specifically identifies non-Qualifying Purchases by Associates on which they receive sales discounts, paid in the form of commissions.  These non-Qualifying Purchases have common characteristics and can be identified in our database.  These non-Qualifying Purchases generate a sales discount for the purchasing Associate and also result in the payment of commissions to upline Associates.

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In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses address the Commissions comments.  Please advise us at your earliest convenience if you have any questions.  Direct any questions to the undersigned at (801) 954-7951.  Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Gilbert A. Fuller

Gilbert A. Fuller

Executive Vice President & Chief Financial Officer